Exhibit (12)(b)

Wachovia Preferred Funding Corp. and Subsidiaries

Computation of Consolidated Ratios of Earnings to Fixed Charges and Preferred Dividends

	Year ended December 31,
(in thousands)	2011	2010	2009	2008	2007
Excluding interest on deposits (1)
Income before income taxes	$795,836	770,334	869,245	780,437	1,083,871
Fixed charges, excluding preferred dividends and capitalized interest	-	-	380	6,148	28,618
Earnings	$795,836	770,334	869,625	786,585	1,112,489
Interest	$-	-	380	6,148	28,618
One-third of rents	-	-	-	-	-
Preferred dividends	184,043	185,866	160,678	293,229	387,483
Capitalized interest	-	-	-	-	-
Fixed charges	$184,043	185,866	161,058	299,377	416,101
Consolidated ratios of earnings to fixed charges (2)	4.32	4.14	5.40	2.63	2.67

(1)	As defined in Item 503(d) of Regulation S-K.

(2)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of Wachovia Funding. For example, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.